Mail Stop 4561

May 10, 2007

Mr. Arthur F. Birmingham
Executive Vice President and Chief Financial Officer
Peapack-Gladstone Financial Corporation
158 Route 206
Peapack-Gladstone, NJ 07934

> **Re:** **Peapack-Gladstone Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 001-16197**

Dear Mr. Birmingham:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Accounting Branch Chief